(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

31 January 2010 and 2009

THIRD QUARTER

(Expressed in Canadian Funds)

PACIFIC NORTH WEST CAPITAL CORP.

Interim Financial Statements

31 JANUARY  2010

(Unaudited – See "Notice to Reader" on following page)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited financial statements for the period ended 31 January 2010 in accordance with Section 7050 or the CICA Handbook.

- See Accompanying Notes -

NOTICE TO READER OF THE INTERIM FINANCIAL STATEMENTS

The financial statements of Pacific North West Capital Corp. and the accompanying interim balance sheets as at 31 January 2010 and the interim statements of operations and deficit, statements of comprehensive loss and accumulated other comprehensive loss and cash flows for the nine month period then ended are the responsibility of the Company’s management. These financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company, James Stafford, Chartered Accountants

The interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

"Harry Barr"

 "Robert Guanzon"

Harry Barr, Chief Executive Officer

Robert Guanzon, Chief Financial Officer

16 March 2010

16 March 2010

- See Accompanying Notes -

Pacific North West Capital Corp.		Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets
(Unaudited)
(Canadian Funds)

ASSETS	31 January 2010	30 April 2009
Current
Cash and cash equivalents (Note 4)	$3,704,756	$5,540,543
Amounts receivable	43,622	85,320
Prepaid expenses, advances and deposits	642,317	52,391
Available-for-sale securities (Note 5)	3,363,866	181,216
	7,754,561	5,859,470

Mineral Property Costs - Statement 5 (Note 6)	5,552,939	6,043,905
Property, Plant and Equipment (Note 7)	106,863	125,216
Reclamation Deposits	-	3,066,745
	$13,414,363	$15,095,336

LIABILITIES
Current
Accounts payable and accrued liabilities	$67,755	$679,994

Asset Retirement Obligations	-	3,299,345
Future Income Tax Liabilities	-	537,070
	67,755	4,516,409
Commitments (Note 10)
Subsequent events (Note 13)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 9)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
67,493,008 (30 April 2009 – 61,858,008) common shares	25,471,400	24,779,281
Contributed Surplus	4,374,383	3,790,226
Accumulated Other Comprehensive Loss	(349,530)	(755,012)
Deficit Accumulated During Exploration Stage	(16,149,645)	(17,235,568)
	13,346,608	10,578,927
	$13,414,363	$15,095,336

ON BEHALF OF THE BOARD:

"Harry Barr"	,	Director
"Jordan Point "	,	Director

- See Accompanying Notes -

Pacific North West Capital Corp.					Statement 2
(An Exploration Stage Company)
Consolidated Statement of Changes in Shareholders’ Equity
(Unaudited)
(Canadian Funds)

				Other
	Common Shares		Contributed	Comprehensive	Accumulated
	Number	Amount	Surplus	Income	Deficit	Total
Balance - 30 April 2007	41,996,202	$16,906,926	$1,267,228	$–	$(10,997,724)	$7,176,430
Issuance of shares for:
- Private placements (Note 9a)	10,965,306	6,314,924	–	–	–	6,314,924
- F/T Private Placements (Note 9a)	8,084,000	4,492,000	–	–	–	4,492,000
- Properties (Note 9b)	220,000	110,150	–	–	–	110,150
- Exercise of options (Note 9d)	132,500	53,000	–	–	–	53,000
- Performance shares (Note 9e)	50,000	18,500	–	–	–	18,500
- Finder's fees (Note 9b)	210,000	105,000	–	–	–	105,000
- Value assigned to warrants (Note 9g)	–	(1,533,959)	1,533,959	–	–	–
Share issuance costs	–	(327,006)	32,262	–	–	(294,744)
Stock-based compensation costs (Note 9f)	–	–	234,400	–	–	234,400
Performance shares allotted (Note 9e)	–	–	7,500	–	–	7,500
Future income tax on flow-through	–	(462,520)	–	–	–	(462,520)
Transition adjustment to opening balance (Note 1r)	–	–	–	477,069	–	477,069
Unrealized loss on available-for-sale securities	–	–	–	(488,215)	–	(488,215)
Loss for the year	–	–	–	–	(883,378)	(883,378)
Balance – 30 April 2008	61,658,008	$25,677,015	$3,075,349	$(11,146)	$(11,881,102)	$16,860,116
Issuance of shares for:
- Properties	100,000	9,500	–	–	–	9,500
- Performance shares (Note 9e)	100,000	18,000	(7,500)	–	–	10,500
Share issuance costs	–	(5,234)	–	–	–	(5,234)
Stock-based compensation costs (Note 9f)	–	–	722,377	–	–	722,377
Future income tax on flow-through	–	(920,000)	–	–	–	(920,000)
Unrealized loss on available-for-sale securities	–	–	–	(743,866)	–	(743,866)
Loss for the year	–	–	–	–	(5,354,466)	(5,354,466)
Balance – 30 April 2009	61,858,008	$24,779,280	$3,790,226	$(755,012)	$(17,235,568)	$10,578,926
Issuance of shares for:
- Private placements	5,360,000	1,072,000	–	–	–	1,072,000
- Properties	75,000	7,250	–	–	–	7,250
- Performance shares	200,000	27,000	(25,000)	–	–	2,000
- Value assigned to warrants	–	(369,749)	369,749	–	–	-
Share issuance costs	–	(44,381)	-	–	–	(44,381)
Stock-based compensation costs (Note 9f)	–	–	239,408	–	–	239,408
Unrealized gain on available-for-sale securities	–	–	–	405,482	–	405,482
Net income for the period	–	–	–	–	1,085,923	1,085,923
Balance – 31 January 2010	67,493,008	$25,471400	$4,374,383	$(349,530)	$(16,149,645)	$13,346,608

- See Accompanying Notes -

Pacific North West Capital Corp.			Statement 3
(An Exploration Stage Company)
Consolidated Statements of Income and Comprehensive Income
(Unaudited)
(Canadian Funds)

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	31 January	31 January	31 January	31 January
	2010	2009	2010	2009
General and Administrative Expenses
Consulting fees	$86,179	$34,708	$97,537	$124,453
Consulting fees - Stock compensation (Note 9f)	29,054	60,993	89,688	189,374
Corporate development	45,355	129,697	210,414	290,004
Investor & shareholder relations	104,729	56,603	225,287	218,579
Investor & shareholder relations - Stock compensation (Note 9f)	2,310	17,767	14,007	53,301
Travel lodging & food	4,562	24,952	23,053	65,924
Management fees (Note 9a)	60,647	124,037	145,270	172,660
Director fees (Note 9e)	8,000	7,500	25,000	18,000
Director fees - Stock compensation (Note 9f)	8,932	61,123	46,408	183,369
Salaries & benefits	43,349	63,744	150,641	199,479
Salaries & benefits - Stock compensation (Note 9f)	22,970	35,456	56,553	106,368
Performance benefits – Stock compensation (Note 9e)	32,750	-	32,750	6,750
Accounting & audit	-	-	-	9,047
Office	24,777	12,671	58,063	44,444
Transfer agent and regulatory fees	17,285	5,884	42,575	39,581
Rent	8,264	19,122	52,636	46,260
Telephone & utilities	4,456	5,894	14,690	19,330
Legal	14,779	6,523	21,622	6,523
Vehicle lease	3,471	3,471	10,412	10,465
Amortization	8,650	9,252	25,950	27,756
Insurance, licenses & fees	14,237	18,225	61,750	57,857
Loss Before the Following	(544,756)	(697,622)	(1,404,306)	(1,889,524)
Other Income (Expenses)
Gain on sale of available-for-sale securities (Note 5)	(53,378)	4,048	(56,507)	153,868
Interest and other income	6,028	77,998	47,091	192,683
Project management fees	-	27,035	-	28,536
Foreign exchange gain, net	(5,164)	81,208	(45,188)	146,139
Interest and bank charges	(29,303)	(955)	(30,418)	(260)
	(81,817)	189,334	(85,022)	520,966
Loss before Income Taxes	(626,573)	(508,288)	(1,489,328)	(1,368,558)
Future Income Tax Recovery	-	-	-	-
Loss from continuing operation	$(626,573)	$(508,288)	$(1,489,328)	$(1,368,558)
Discontinued operation (Note 12)	-	-	2,575,251	-
Income (Loss) for the period	(626,573)	(508,288)	1,085,923	(1,368,558)
Other Comprehensive Income (Loss)
Unrealized loss on available-for-sale securities	296,113	(11,802)	405,482	(750,548)
Comprehensive Income (Loss) for the period	$(330,460)	$(520,090)	$1,491,405	$(2,119,106)
Loss per Share - Basic and fully diluted	$(0.01)	$(0.01)	$(0.02)	$(0.02)
Comprehensive Income (Loss) per Share - Basic and fully diluted	$(1.01)	$(0.01)	$0.02	$(0.03)
Weighted Average Number of Shares Outstanding	62,675,963	61,773,624	62,422,172	61,696,547

- See Accompanying Notes -

Pacific North West Capital Corp.			Statement 4
(An Exploration Stage Company)
Consolidated Statement of Cash Flows
(Unaudited)
(Canadian Funds)

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	31 January	31 January	31 January	31 January
Cash Resources Provided By (Used In)	2010	2009	2010	2009
Operating Activities
Loss from continuing operation	$(626,573)	$(508,288)	$(1,489,328)	$(1,368,558)
Items not affecting cash
Stock based-compensation costs	96,016	175,339	239,408	539,162
Gain / loss on sale of available-for-sale securities	53,378	(4,048)	56,507	(153,868)
Amortization	8,650	9,252	25,950	27,756
Foreign exchange gain	(4,567)	-	34,457	-
Amounts receivable	879,291	6,326	362,188	231,468
Due from River Valley Joint Venture	-	(40,385)	-	-
Prepaid expenses and deposits	(191,964)	(126,173)	(589,926)	(55,576)
Accounts payable and accrued liabilities	(1,404)	(120,481)	(612,239)	(159,401)
	212,827	(527,688)	(1,971,983)	(939,017)
Investing Activities
Stillwater advances received	-	135,000	-	135,000
Sale of available-for-sale securities	63,665	-	97,631	195,422
Purchase of equipment	(5,403)	-	(7,596)	(19,408)
Purchase of available-for-sale securities	(179,000)	4,683	(209,265)	(161,264)
Sale of investment in Mystery Creek Resources Inc.	-	-	439,517	-
Mineral property costs	(807,731)	(437,986)	(1,211,710)	(1,422,302)
	(928,469)	(298,303)	(891,423)	(1,272,552)
Financing Activities
Share capital issued, net of issuance costs	1,027,619	-	1,027,619	-

Net Increase (Decrease) in Cash and Cash Equivalents	311,977	(825,991)	(1,835,787)	(2,211,569)
Cash and cash equivalent - Beginning of period	3,392,779	7,629,021	5,540,543	9,014,599
Cash and Cash Equivalents - End of Period	$3,704,756	$6,803,030	$3,704,756	$6,803,030

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Proceeds of sale of Mystery Resources Inc. included in amounts receivable	-	-	320,490	-
Exploration expenditures included in accounts payable	$-	$198,124	$-	$-
Consulting fees - performance shares issued/allotted	$32,750	$-	$32,750	$-
Shares issued for mineral properties	$7,250	$-	$7,250	$-

- See Accompanying Notes -

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)
Consolidated Schedules of Mineral Property Costs
(Unaudited)
Canadian Funds

	Nine months ended 31 January 2010
	Acquisition Costs	Exploration Costs	Total	30 April 2009 Total
British Columbia Properties:
BC Rock & Roll
Cash option payments	10,000	-	10,000	-
Shares issued for properties	4,500	-	4,500	-
Drilling	-	254,910	254,910	-
Geophysical	-	93,169	93,169	-
Field expenses	-	33,290	33,290	-
Engineering and geological consulting	-	45,329	45,329	-
	14,500	426,698	441,198	-
Ontario Properties:
River Valley
Engineering and geological consulting	$-	$-	$-	$-

West Timmins Nickel
Field expenses	-	-	-	6,142
Assays and geochemical	-	-	-	-
Engineering and geological consulting	-	2,250	2,250	28,376
Management fees	-	-	-	3,452
	-	2,250	2,250	37,970
Coldwell Project
Field expenses	-	-	-	28,450
Assays and geochemical	-	-	-	7,800
Engineering and geological consulting	-	5,783	5,783	77,445
	-	5,783	5,783	113,695
Swayze Joint Venture (Old: Nickel Muir)
Staking	-	-	-	35,665
Drilling	-	-	-	24,274
Assaying	-	-	-	892
Engineering and geological consulting	-	1,173	1,173	19,769
Geophysical	-	-	-	94,024
Field expenses	-	-	-	15,812
	-	1,173	1,173	190,436
Raglan Hills (Old: South Renfrew)
Staking	-	-	-	7,500
Field expenses	-	-	-	-
Assays and geochemical	-	-	-	-
Engineering and geological consulting	-	111	111	23,205
	-	111	111	30,705

Balance Carried Forward	$14,500	$436,015	$450,515	$372,806

- See Accompanying Notes -

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs
(Unaudited)
Canadian Funds

	Nine months ended 31 January 2009
	Acquisition Costs	Exploration Costs	Total	30 April 2009 Total
Balance Forward	$14,500	$436,015	$450,515	$372,806
Ontario Properties - Continued
Ontario Project
Staking	-	-	-	-
Geophysics	-	-	-	-
Field expenses	-	735	735	53,697
Assay and geochemical	-	-	-	4,331
Engineering and geological consulting	-	42,219	42,219	220,124
	-	42,954	42,954	278,152
East Sudbury
Staking	-	-	-	-
Engineering and geological consulting	-	485	485	147,064
Assays and geochemical	-	-	-	11,122
Field expenses	-	-	-	15,609
Amounts recovered or received	-	-	-	(22,995)
	-	485	485	150,800
Goodchild
Engineering and geological consulting	-	-	-	-

Walsh Township
Shares issued for property	-	-	-	-
Field expenses	-	-	-	7,047
Assay and geochemical	-	-	-	5,692
Engineering and geological consulting	-	-	-	25,904

	-	-	-	38,643
North Duluth
Staking	-	-	-	-

Balance Carried Forward	$14,500	$479,454	$493,954	$840,401

- See Accompanying Notes -

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs
(Unaudited)
Canadian Funds
	Nine months ended 31 January 2010
	Acquisition Costs	Exploration Costs	Total	30 April 2009 Total

Balance Forward	$14,500	$479,454	$493,954	$840,401
Québec Properties:
SOQUEM - Taureau
Engineering and geological consulting	-	-	-	106,651
SOQUEM - Chenneville
Assays and geochemical	-	-	-	-
Field expenses	-	-	-	297
Engineering and geological consulting	-	-	-	120,991
	-	-	-	121,288
Glitter Lake
Geophysics	-	-	-	41,536
Field expenses	-	162	162	15,763
Quebec credit	-	(14,462)	(14,462)	-
Engineering and geological consulting	-	4,540	4,540	14,597
Glitter claim renewal	-	-	-	2,382
	-	(9,760)	(9,760)	74,278
Fiedmont
Cash option payments	-	-	-	38,000
Shares issued for property	-	-	-	4,500
Field expenses	-	1,187	1,187	3,313
Assay and geochemical	-	1,080	1,080	202
Drilling	-	14,778	14,778	126,070
Engineering and geological consulting	-	16,159	16,159	31,601
	-	33,204	33,204	203,686
Destiny Gold
Cash option payments	40,704	-	40,704	-
Shares issued for property	2,750	-	2,750	-
Field expenses	-	5,341	5,341	-
Drilling	-	500,529	500,529	-
Engineering and geological consulting	-	121,055	121,055	-
	43,454	626,925	670,379	-
Nickel Plats, Saskatchewan
Cash option payments	-	-	-	15,000
Shares issued for property	-	-	-	5,000
Assays and geochemical	-	-	-	-
Engineering and geological consulting	-	1,672	1,672	43,010
Field expenses	-	-	-	8,394
	-	1,672	1,672	71,404
Winter Lake, Northwest Territories
Field expenses	-	-	-	-
Engineering and geological consulting	-	-	-	198
	-	-	-	198
Balance Carried Forward	$57,954	$1,131,495	$1,189,449	$1,417,906

- See Accompanying Notes -

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs
(Unaudited)
Canadian Funds

	Nine months ended 31 January 2010
	Acquisition Costs	Exploration Costs	Total	30 April 2009 Total
Balance Forward	$57,954	$1,131,495	$1,189,449	$1,417,906
Alaska Properties:
Goodnews Bay
Staking Cash payments	-	-	-	-
Amounts recovered or received	-	-	-	(1,135,000)
Engineering and geological consulting	-	-	-	151,019
Drilling	-	-	-	354,173
Wages	-	-	-	128,894
Assays and geochemical	-	-	-	34,127
Field expenses	-	-	-	391,379
	-	-	-	(75,408)
Reconnaissance (Kane, Tonsina, S.E. Alaska)
Amounts recovered or received	-	-	-	-
Filing fee	-	12,005	12,005	-
Engineering and geological consulting	-	2,400	2,400	67,643
Wages	-	-	-	69,012
Assays and geochemical	-	-	-	5,019
Field expenses	-	-	-	242,901
	-	14,405	14,405	384,575
Union Bay
Engineering and geological consulting	-	1,431	1,431	-
Field expenses	-	-	-	-
Property fees	-	13,675	13,675	8,538
	-	15,106	15,106	8,538
Nixon Fork
Acquisition from business combination	(1,534,488)	-	(1,534,488)	1,534,488
Field expenses	-	(175,438)	(175,438)	175,438

	(1,534,488)	(175,438)	(1,709,926)	1,709,926

Balance Carried Forward	$(1,476,534)	$985,568	$(490,966)	$3,445,537

- See Accompanying Notes -

Pacific North West Capital Corp.				Statement 5
(An Exploration Stage Company)				(Continued)
Consolidated Schedules of Mineral Property Costs
(Unaudited)
Canadian Funds
	Nine months ended 31 January 2010
	Acquisition Costs	Exploration Costs	Total	30 April 2009 Total
Balance Forward	$(1,476,534)	$985,568	$(490,966)	$3,445,537
North Voisey, Labrador
Staking	-	-	-	-
Engineering and geological consulting	-	-	-	-
Field expenses	-	-	-	826
	-	-	-	826

Costs for the Period	(1,476,534)	985,568	(490,966)	3,446,363

Balance - Beginning of year	2,955,718	3,088,187	6,043,905	6,622,731

Mineral property costs written off	-	-	-	(4,025,189)

Balance - End of period	$1,479,184	$4,076,755	$5,552,939	$6,043,905

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies

a)

Nature and Continuance of Operations

Pacific North West Capital Corp. (the "Company") was incorporated under the Business Corporations Act (Alberta) on 29 May 1996 and on 13 July 2004, the Company continued out of the Province of Alberta and into the Province of British Columbia. The Company is in the process of acquiring, exploring and developing Platinum Group Metals (PGMs), precious and base metals mineral properties.  The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright.  The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

b)

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned US subsidiaries, Pacific Northwest Capital Corp. USA and up to 22 September 2009  Mystery Creek Resources, Inc. (Note 12) Inter-company balances are eliminated upon consolidation.  The consolidated financial statements of the Company and the accompanying notes have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").

c)

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The Company places its cash and cash investments with institutions of high-credit worthiness.

d)

Available-for-sale Securities

Available-for-sale securities are reported at fair value based on quoted market prices.  Unrealized gains and losses on available-for-sale securities are included in shareholders’ equity as a component of other comprehensive income.

e)

Mineral Properties and Deferred Exploration Expenditures

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written off, or if its carrying value has been impaired, then the mineral properties and deferred costs are written down to fair value. Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received are recorded as a gain on option or disposition of mineral property.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies – Continued

f)

Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. The Company has estimated the future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs to net present value.  Such estimates are, however, subject to change based on negotiations with regulatory authorities and changes in laws and regulations.  These estimates are reviewed annually. The Company records a liability for the estimated future costs associated with legal obligations relating to the reclamation and closure of its mining properties described above.

This amount is initially recorded at its discounted present value with subsequent annual recognition of an accretion amount on the discounted liability.  An equivalent amount is recorded as an increase to mining interests and expensed as depreciation and depletion over the useful life of the property.  Changes resulting from revisions to the timing or the amount of the original estimate of the undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for reclamation and closure cost obligations, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset.

g)

Mineral Exploration Tax Credits ("METC")

The Company recognizes METC amounts and applies those amounts against exploration costs when the Company’s application for tax credits is approved by the Canada Revenue Agency.  Assessments, if any, for taxes, penalties and interest are deducted from the tax credits when assessed.

h)

Property, Plant and Equipment

Property, plant and equipment is valued at cost less accumulated amortization. The Company provides amortization of furniture and office equipment, and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rates are applied in the year of acquisition.

i)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.  A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realised.

j)

Foreign Currency Translation

The Company's subsidiaries are integrated foreign operations and their results and financial position are translated into the Company’s functional currency, the Canadian dollar, using the temporal basis as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the period that they occur.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies – Continued

k)

Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method.  For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

l)

Loss per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share which assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted loss per share are the same.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

n)

Flow-Through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction in share capital.

If a Company has sufficient unused tax losses and deductions ("losses") to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

o)

Joint Venture

Certain of the Company’s properties were the subject of joint venture agreements.  Where joint venture agreements exist, the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

p)

Performance Shares

The Company grants performance shares to attract consultants and/or employees to the Company. Performance shares are valued at market price on the date of issuance and charged to operations with the offsetting credit to share capital.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies – Continued

q)

Financial Instrument Standards

Effective 1 May 2007, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3855, "Financial Instruments – Recognition and Measurement"; Section 3865, "Hedges"; Section 1530, "Comprehensive Income"; and Section 3861, "Financial Instruments – Disclosure and Presentation" (the "Financial Instrument Standards").  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Effective 1 May 2008, the Company adopted the new CICA Handbook Section 3862, "Financial Instruments – Disclosures" and Section 3863, "Financial Instruments – Presentation" which replace existing Section 3861, "Financial Instruments – Disclosure and Presentation", revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below. The classification is not changed subsequent to initial recognition.

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivative instruments and accordingly is not impacted by CICA Handbook Section 3865, "Hedges".

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other Comprehensive income includes unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies – Continued

r)

Recent accounting pronouncements

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, "Business Combinations", which replaces Section 1581, "Business Combinations", and provides the equivalent to IFRS 3, "Business Combinations" (January 2008).  The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.

The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquirer is owned at the acquisition date.  The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.

Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011.  Earlier adoption is permitted.  This new Section will only have an impact on the consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling Interests", which together replace Section 1600, "Consolidated Financial Statements".  These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, "Consolidated and Separate Financial Statements" (January 2008).  Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated  financial  statements.   The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011, and should be adopted concurrently with Section 1582.  The Company is currently assessing the future impact of these new Sections on its consolidated financial statements.

s)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing  Canada’s own  GAAP.  The date is for  interim and annual  financial  statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 April 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

1.

Nature and Continuance of Operations and Significant Accounting Policies – Continued

t)

Comparative Figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

2.

Changes in Accounting Policies

Goodwill and other intangible assets

Effective 1 May 2009, the Company adopted CICA Handbook Section 3064 "Goodwill and Other Intangible Assets". The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, "Goodwill and Other Intangible Assets". The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its financial statements.

3.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, available-for-sale securities and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, due to their short-term maturity or capacity of prompt liquidation. The Company is exposed to currency risk on its acquisition  and  exploration  expenditures on  its  US  properties  since it  has to  convert  Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

4.

Restricted Cash and Cash Equivalents

A total of $880,068 of the Company’s cash and cash equivalents at 31 January 2010 relates to proceeds from the issuance of flow-through shares and is restricted to future expenditures on Canadian mineral property operating expenditures. The Company must spend these proceeds of $880,068 by 31 December 2011 on eligible mineral properties located in Canada pursuant to the terms of the subscription agreements related to these flow-through shares. (Note 9).

5.

Available-for-sale Securities

	31 January 2010		30 April 2009
	Book Value	Market Value	Book Value	Market Value
6,415,000 common shares of Fire River Gold Corp. ("FAU")	2,714,497	2,714,497	-	-
NIL (30 April 2009 – 80,500) common shares of Freegold Ventures Limited ("Freegold")	-	-	11,745	12,880
68,600 (30 April 2009 – 196,600) common shares of CanAlaska Uranium Ltd. ("CanAlaska")	13,061	12,005	37,432	31,456
1,429,071 (30 April 2009 – 674,500) common shares of El Nino Ventures Inc. ("El Nino")	100,074	164,343	105,087	43,843

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

5.

Available-for-sale Securities – Continued

	31 January 2010		30 April 2009
	Book Value	Market Value	Book Value	Market Value
1,000,000 common shares of Next Gen Metals Inc. ("Next Gen")	25,000	210,000	-	-
2,600,000 (30 April 2009 – 1,897,333 ) common shares of Foran Mining Corporation ("Foran")	282,100	78,000	257,468	37,947
237,524 (30 April 2009 – 237,524) common shares of Breakwater Resources Ltd. ("Breakwater")	422,108	91,447	422,115	32,066
1,350,000 common shares of Alto Ventures Ltd. ("Alto")	54,000	54,000	-	-
Other Marketable securities	102,249	39,574	102,381	23,024
	$3,713,090	$3,363,866	$936,228	$181,216

The above investments have been accounted for using the fair value method. All investments represent less than a 5% ownership of the respective companies except the Fire River Gold Corp. which represent 18%. FAU, El Nino and Next Gen are companies that have certain directors in common with the Company. During the period, the Company sold the remaining 80,500 common shares of Freegold.

6.  Mineral Property Costs

a)

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances /Refunds	Write-off Mineral Property Costs	Total 31 January 2010	Total 30 April 2009
British Columbia Properties
BC Rock & Roll	$ 14,500	426,698	-	-	441,198	-
Ontario Properties
River Valley Joint Venture	1	$ 5,053,099	$ (5,053,099)	$ -	$ 1	$ 1
Sargesson and Kelly/Davis	27,900	11,954	-	-	39,854	39,854
West Timmins Nickel	56,595	3,077,592	-	(3,131,937)	2,250	-
Coldwell Project	223,761	774,808	-	-	998,569	992,786
Swayze, Joint Venture (Nickel Muir)	80,572	205,774	-	(285,173)	1,173	-
Raglan Hills (South Renfrew)	13,517	148,151	-	-	161,668	161,557
Ontario Project	14,754	611,296	-	-	626,050	583,093
East Sudbury Ontario	145,555	259,467	(22,995)	-	382,027	381,542
Goodchild	-	1,140	-	-	1,140	1,140
Walsh Township	36,400	38,643	-	(75,043)	-	-
North Duluth	-	3,038	-	-	3,038	3,038
Québec Properties
SOQUEM - Taureau	-	326,418	-	(326,418)	-	-
SOQUEM - Chenneville	-	206,618	-	(206,618)	-	-
Glitter Lake	80,600	293,933	(135,402)	-	239,131	248,891
Fiedmont	42,500	194,390	-	-	236,890	203,686
Destiny Gold	43,454	626,925	-	-	670,379	-
Nickel Plats, Saskatchewan	202,495	453,235	-	-	655,730	654,058

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

6.  Mineral Property Costs – Continued

a)

Details are as follows: – Continued

	Acquisition (Net of option payments received)	Exploration	Exploration Advances /Refunds	Write-off Mineral Property Costs	Total 31 January 2010	Total 30 April 2009
Winter Lake, Northwest Territories	52,250	2,704	-	-	54,954	54,954
Alaska Properties
Good News Bay	158,730	1,265,854	(1,193,500)	-	231,084	231,084
Reconnaissance (Kane, Tonsina, SE Alaska)	27,946	979,717	(500,000)	-	507,663	493,258
Union Bay	441,593	4,053,957	(4,251,162)	-	244,388	229,282

North Voisey, Labrador	46,081	9,671	-	-	55,752	55,752

	$ 1,709,204	$ 19,025,082	$ (11,156,158)	$ (4,025,189)	$ 5,552,939	$ 6,043,905

b)

BC Rock & Roll

On 28 July 2009, the Company obtained an option from Misty Creek Ventures, First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the "Vendors") on the Rock & Roll property (the "Property"), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia. Under the terms of the Agreement, the Company can earn a 100% interest in the property over a four year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 PFN shares.  The Vendors will retain a 2% NSR, of which 1% can be purchased for $3,000,000. The property is also subject to an underlying NSR of 2%, and an underlying NPI of 15%, both of which are payable to Prime Equities International Corporation, and both of which are purchasable in their entirety for $1,500,000 each.

c)

River Valley Farm-In and Joint Venture

By agreement dated 14 July 1999, the Company granted to Kaymin Resources Limited ("Kaymin"), a wholly-owned subsidiary of Anglo Platinum Limited, an option to earn up to a 65% interest in the Company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property (Note 6b(i)-7b(vi) respectively), in the Sudbury Region of Ontario.  During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the Company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

A joint venture is now in force.  Under this joint venture agreement, Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine, it receives an additional 5% interest, increasing its ownership up to a possible 65% interest. As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these consolidated financial statements.  As at 30 April 2009, $Nil (2008 - $Nil) is receivable from the joint venture for an unsecured advance payable which is non-interest bearing and due on demand.

The above agreement is subject to various Net Smelter Return ("NSR") royalties under the terms of the underlying agreements ranging from 2% to 3%.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

6.

Mineral Property Costs – Continued

c)

River Valley Farm-In and Joint Venture – Continued

i)

River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors.  In addition, minimum annual exploration expenditures of $100,000 were completed. The property is subject to a 3% NSR.  The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)

Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario. Certain claims are subject to a 2% NSR.

iii)

Frontier Property, Ontario

The Company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.  The property is subject to a 2% NSR.

During a previous year the interest in this property was allowed to lapse.

iv)

Washagami Property, Ontario

The Company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Jane Townships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR. During a previous year the property was allowed to lapse.

v)

Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

vi)

Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the "optionor") with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares.  In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000.  The Company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

d)

Sargesson and Kelly/Davis Properties, Ontario

The Company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis  properties, located  in  the  Janes,  Davis  and  Kelly Townships, Sudbury  Mining  District, Ontario. As consideration, the Company paid $68,400 and incurred $30,000 in exploration expenditures.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

6.

Mineral Property Costs – Continued

d)

Sargesson and Kelly/Davis Properties, Ontario - Continued

The property is subject to a 2% NSR.  The Company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

e)

West Timmins Nickel Project, Ontario

By agreement dated 28 October 2004 as amended on 27 September 2006 and 7 April 2008, the Company may earn up to a 100% interest in the West Timmins Nickel Project from Xstrata Nickel ("Xstrata") (formerly Falconbridge Inc.). The project is located in the Timmins region of Ontario.

Under the terms of the agreement, the Company, at its option, will spend $4,000,000 over a five-year period in order to vest with a 100% interest in the project.  Xstrata, for its part, will retain a 2% NSR and may, under certain circumstances, back in and earn a 50% interest by spending two and a half times the aggregate expenditure incurred by the Company within five years.  Xstrata may further elect to earn an additional 10% interest by completing a feasibility study or incurring $20,000,000 expenditures on the property.  Under the agreement, the Company will act as operator effective 1 January 2005.

In connection with the amendment on 7 April 2008, the parties further agree to the following:

Xstrata will fund 50% of a ground EM-survey (estimated at $400,000 CDN). The Company’s share will be included in the calculation of its expenditures under the agreement.

Xstrata will fund 100% of the in-house expenditures related to the data evaluation and interpretation of the EM-survey and the subsequent targeting based on the results of the EM-survey. This funding will be considered as an ‘in-kind’ contribution. The "in-kind" contributions as outlined would cover the contracting and logistical management of the geophysical contractor and the data processing, modeling and target generation based on the delivered products from the EM-survey. This time will be tracked for assessment credit purposes, but will not be invoiced to the Company.

The Company will remain operator; however, Xstrata will plan the ground geophysical survey and interpret the data in-house. Xstrata’s recommendations for follow-up to any quality Ni-Cu sulphide targets will be provided to the Technical Committee.

The Company will drill as a priority the Ni-Cu targets that result directly from the ground EM-survey. The results of the survey will be discussed by the Technical Committee, but for clarity, any drill targets deemed worthy of follow-up by Xstrata personnel through the ground EM-survey, will be drilled as priority.

Minimum aggregate exploration expenditures of $4,000,000 were to be completed by 31 December 2008.  This commitment was extended to 31 December 2009 as follows:

On or before 31 December 2005	(completed)	$750,000
On or before 31 December 2006	(completed)	$1,500,000
On or before 31 December 2007	(completed)	$2,500,000
On or before 31 December 2009 (extended)	(partially completed)	$4,000,000

On 5 May 2009 the joint venture was terminated.

f)

Raglan Hills, Ontario (formerly: South Renfrew Property)

During a previous year, the Company acquired 6 claims by staking in Raglan Township, Ontario. In 2007, the Company entered into a joint venture agreement with First Nickel Inc. ("First Nickel") to evaluate the claims as well as their adjoining claims as one property.  Each company will participate in

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

6.

Mineral Property Costs – Continued

f)

Raglan Hills, Ontario (formerly: South Renfrew Property) – Continued

working the property as a 50:50% joint venture. Expenditures and programs on the project will be determined by an annual joint management committee meeting.

During the year, the Company gave notice to First Nickel of its intent to forego financial participation in 2009.  Under the terms of the joint venture agreement, the Company’s decision to forego financial contributions to the 2009 work program will lead to a reduction in the Company’s participating interest by an amount dependent upon First Nickel’s 2009 expenditure.

g)

Coldwell Properties, Ontario

During a previous year, the Company acquired 91 mineral claims by staking in the Coldwell Area near Marathon, Ontario.

h)

Walsh Township, Ontario

By agreement dated 1 January 2008, the Company may earn up to a 100 % interest in the Walsh Township Option.  The property is located in the Coldwell Area of Northern Ontario.

Under the terms of the agreement, the Company, at its option, will keep the claims in good standing over a three-year period in order to vest with a 100% interest in the project after making total payments of $60,000 and issuing 190,000 common shares of the Company. If the project continues beyond the three years, the prospectors will be paid $25,000 in each of year four and five as an advanced royalty on any production.

As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	60,000	$-
On or before 1 January 2009		10,000	60,000	-
On or before 1 January 2010		15,000	40,000	-
On or before 1 January 2011		25,000	30,000	-
Total		$60,000	190,000	$-

An additional 100,000 shares may be issued upon vesting of 100% interest if the results of feasibility studies are positive.

The property is subject to a 2.0% NSR.  The Company shall have the right to purchase a 1% NSR for $1,000,000.

No significant results were obtained in a program of prospecting and geochemical sampling that was completed in the fall of 2008, thus the Company terminated the option agreement in November 2008.

i)

East Sudbury Property, Ontario

During a previous year, the Company acquired 128 mineral claims by staking in the Sudbury area of Ontario.

In September 2009, the Company sold some of the East Sudbury claims to Trueclaim Exploration Inc. for a 1.5% NSR and 50,000 Trueclaim shares.  The Company now holds 60 claims.

j)

Swayze Joint Venture, Ontario

During a previous year, the Company acquired claims by staking in Kenogaming Township (in the Swayze Greenstone Belt), Ontario. In March 2008, the Company entered into a three year joint venture agreement with  Benton  Resources Corp.  ("Benton") to  evaluate the  claims that both  parties held in the Swayze Greenstone Belt.  It is proposed that the exploration budget over the three years will be $1,200,000 with the first year’s budget of $400,000.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

6.

Mineral Property Costs – Continued

j)

Swayze Joint Venture, Ontario – Continued

Any additional claims acquired in the belt would be included in the joint venture. Each company will participate in working the properties as a 50:50% joint venture. Expenditures and programs on the properties will be determined by an annual joint management committee meeting.

During a previous year, the Company issued 10,000 common shares valued at $6,500 related to this property. On 5 May 2009 the joint venture was terminated.

k)

North Duluth Property, Ontario

During a previous year, the Company spent $3,038 related to the acquisition of the 10 mineral claims in the Crystal Lake Area south of Thunder Bay, Ontario. On 25 February, 2009, the property was reduced to 8 claims.

l)

Glitter Lake Property, Québec

By agreement dated 15 August 2003, amended on 30 April 2005 and amended on 30 April 2006, the Company can acquire, from CanAlaska Uranium Ltd. ("CanAlaska"), a company that previously had certain directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Québec. As consideration, the Company, at its option, must issue shares, make payments and incur exploration expenditures (the expenditure commitments for 2008 and 2009 have been extended to 2009 and 2010 as agreed to in an amendment dated 1 April 2008) as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15 August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15 August 2005	(paid)	20,000	-	-
On or before 28 May 2006	(issued)	-	20,000	-
On or before 15 April 2007	(completed)	-	-	150,000
On or before 15 April 2009	(partially completed)	-	-	200,000
On or before 15 April 2010		-	-	300,000
Total		$45,000	60,000	$700,000

Upon the Company having vested with a 50% interest by completing the aforementioned payments and obligations, the Company may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within 24 months.  In the event the Company does not complete a bankable feasibility study within two years, the Company agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest, the Company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the Company agrees to make annual cash payments of $50,000 to CanAlaska for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before the Company vests with a 50% interest, the Company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the Company becoming vested, or pay such amount that will result in the Company having spent $1,000,000 in exploration expenditures.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

6.

Mineral Property Costs – Continued

l)

Glitter Lake Property, Québec – Continued

The property is subject to a 1.5% NSR payable to a third party.  The Company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

On 30 January 2009, the Company and CanAlaska signed an amendment to the option agreement whereby CanAlaska has assigned a 100% interest in the Glitter Lake property to the Company in consideration of approximately $83,600 for CanAlaska’s remaining lease obligations with respect to the Company’s Kerrisdale office location to the end of the lease term in November 2010. CanAlaska retains a 0.5% NSR interest in the property. The original option agreement has thus been terminated.

m)

SOQUEM Agreement, Québec

On 28 July 2006, the Company entered into a 50:50% Cooperation Agreement with SOQUEM Inc. in order to conduct research on platinum properties in the province of Québec. Field work was carried out and subsequently certain mineral claims were staked.

In August 2009 the Company and SOQUEM jointly agreed to terminate the Taureau and Chenneville exploration alliance.

n)

Fiedmont, Val d’Or, Québec

On 16 December 2008, the Company entered into an Option Agreement (the "Agreement") with Kinbauri Gold Corp. ("Kinbauri") whereby the Company may earn a 60% interest in Kinbauri’s Fiedmont Property ("Fiedmont") subject to a 2% NSR held by the original vendors; the vendor’s NSR is subject to a one percent, $900,000 buyback.

Under the terms of the Agreement, the Company may pay Kinbauri an aggregate amount of $98,000, issue 150,000 common shares to Kinbauri, subject to regulatory hold periods and expend $400,000 on exploration prior to 30 November 2010 to earn its interest. The Company’s first year commitment is mandatory and includes payment to Kinbauri of $38,000 (paid), issuance of 50,000 shares (issued, valued at $4,500), and expenditures of $150,000 (incurred) on exploration prior to 30 November 2009. The Fiedmont property is located 30km north of Val d’Or, Quebéc, and is road accessible. The property consists of 84 claims (3,458 ha); 40 claims of which were staked in 2008.

The Fiedmont option agreement was terminated on 13 October 2009.

o)

Destiny Gold Project

In September, 2009, the Company announced that it had entered into an option agreement with Alto Ventures Ltd. ("Alto") on the Destiny Gold Project (formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec. The property consists of 175 mining claims totalling 7260 ha. Under the terms of the Option Agreement with Alto, the Company will pay Alto $200,000, provide Alto with 250,000 common shares of the Company, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold property. Subsequent to vesting of its interest, the Company will form a joint venture with Alto to further develop the project. Certain claims comprising the property are subject to underlying net smelter return royalties ranging from 1% to 3.5%, with varying buy-back provisions.

p)

Northwest Territories

During a previous year, the Company acquired 33 mineral claims by staking in the Northwest Territories. These claims were allowed to lapse in June of 2009.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

6.

Mineral Property Costs – Continued

q)

Nickel Plats, Saskatchewan

By agreement dated 30 April 2007, the Company can acquire, from Diamond Hunter Ltd. ("Hunter"), a 100% interest in certain mineral claims known as the Nickel Plats property, located in the province of Saskatchewan.

On 30 March 2009, the Company and Hunter signed an amendment to the terms of the agreement as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010		15,000	50,000	-
On or before 30 April 2011		20,000	-	-
On or before 30 April 2012		20,000	-	-
On or before 30 April 2013		20,000	-	-
Total		$150,000	250,000	$-

An additional 100,000 shares may be issued upon vesting of 100% interest if the results of a feasibility studies are positive.

The property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

During a previous year, by agreement dated 16 May 2007, the Company can acquire for $10,000 (paid), from Hunter, a 100% interest in certain mineral claims known as the Nickel Plats adjunct property, located in the province of Saskatchewan.

The Nickel Plats adjunct property is subject to a 2.0% NSR. The Company shall have the right to purchase a 1.0% NSR for $750,000.

r)

North Voisey, Labrador

During a previous year, the Company acquired 3 mineral claims by staking north of Voisey Bay in Labrador. The claims lapsed in September 2008.

s)

Goodnews Bay, Alaska

By agreement dated 1 January 2006, the Company can acquire, from Calista Corporation ("Calista"), a 100% interest in certain mineral claims known as the Goodnews Bay property, located on the west coast of Alaska.

As consideration, the Company, at its option, must make payments and incur exploration expenditures as follows:

			Payments		Exploration Expenditures
Upon execution of agreement	(paid)	US$	25,000	US$	-
On or before 31 December 2006	(paid/incurred)		45,000		200,000
On or before 31 December 2007	(paid/incurred)		55,000		250,000
On or before 31 December 2008			75,000		350,000
On or before 31 December 2009*			100,000		450,000
On or before 31 December 2010					700,000
Total		US$	300,000	US$	1,950,000

*

US$100,000 annual payments to be made thereafter until completion of a feasibility study

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

6.

Mineral Property Costs – Continued

s)

Goodnews Bay, Alaska – Continued

The Company has elected to expend the required US$450,000 of 2006 and 2007 exploration expenditures. The Company shall have until December 1st of each year the lease is in effect to commit to the following year's exploration expenditures.

After the Company has completed US$1.95 million expenditures on the property, it shall have a grace period of two years without obligation to perform additional work commitments, after which it will be required to expend a minimum of US$700,000 per annum, until a feasibility study is completed.

Once the Company completes a feasibility study, the Company shall have no further work obligations for a subsequent period of four years in addition to the time remaining in the grace period of two years. After five years, the Company will continue to make cash payments of US$100,000 until such time as the feasibility study is completed. Upon completion of a feasibility study and until such time as the commencement of commercial production, the Company will make cash payments of US$250,000 per annum.  In addition, the Company will donate US$3,000 (paid in current year) to the Calista Corporation Scholarship Fund each year the lease is in effect, until such time as a feasibility study is completed, at which time the donation shall increase to US$5,000 per year. Following commencement of commercial production, the Company will provide US$10,000 per annum to the scholarship fund.

The Company will pay a NSR to Calista of 1.5% or US$100,000 per annum whichever is the greater from the commencement of commercial production for a period of five years or until payback of all capital expenditure on the project, whichever is shorter; thereafter the royalty shall be tied to the price of platinum. Upon receipt of the feasibility study, Calista shall have one hundred and eighty (180) days in which to elect to acquire up to fifteen percent (15%) but in no event less than five percent (5%) operating interest in the project. At the time Calista elects to acquire an operating interest, Calista shall pay the joint venture an initial contribution of two hundred percent (200%) of the agreed-upon pro-rata portion of exploration costs incurred by the Company, minus anniversary cash payments and scholarship contributions paid to Calista.

On 7 February 2007, the Company entered into a Letter of Agreement (the "Letter Agreement’) with Stillwater Mining Company ("Stillwater") pertaining to ongoing exploration on the property. Under the terms of the Letter Agreement, Stillwater will spend US$4 million to earn 50% of the property by 31 December 2010. Stillwater may elect to increase its interest to 60% by incurring an additional US$8 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years.

The Company will be the project manager during the option period, as defined in the Letter Agreement and will receive a management fee.

In November 2008 the option agreements with Calista Corporation and Stillwater were terminated.

t)

Tonsina Property, Alaska

During a previous year, the Company acquired certain mineral claims by staking in Alaska.

u)

Kane Property, Alaska

During a previous year, the Company acquired certain mineral claims by staking in Alaska.

On 6 June 2007, the Company entered into an option agreement (the "Agreement") with Stillwater pertaining to ongoing exploration on the property. Under the terms of the Agreement, Stillwater could elect to spend US$3.5 million to earn 50% of the first selected property and US$4.0 million on each subsequent selected property by 31 December 2011. Stillwater may elect to increase its interest to 60%  by incurring an additional US$8 million in  exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

6.

Mineral Property Costs – Continued

u)

Kane Property, Alaska – Continued

The Company will be the project manager during the option period, as defined in the Agreement and will receive a management fee.

Stillwater elected in March 2008 not to continue with the exploration programs outlined in the Agreement to evaluate new ground in south east Alaska.

v)

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company could acquire, from Freegold, a company that previously had certain directors and officers in common, an option to earn up to a 70% interest in the Union Bay Property.

In order to earn its 50% interest, the Company purchased a private placement of $165,000 (2002) and made cash payments, issued shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date (issued)	$-	30,000	$-
- On or before 1 July 2003 (paid / incurred)	20,000	-	30,000
- On or before 30 January 2004 (issued)	-	30,000	-
- On or before 1 July 2004 (paid / incurred)	20,000	-	30,000
- On or before 1 July 2005 (paid / incurred)	30,000	-	340,000
- On or before 1 July 2006 (paid / incurred)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest on 1 July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting with 50%. This election was not made.

Under the terms of the agreement, the Company upon vesting with 50%, issued 253,586 shares at market value for $100,000 to Freegold. 134,538 shares were issued and accounted for in a previous year.

By Memorandum of Agreement dated 4 May 2007, Freegold and the Company confirmed their 50:50% interest in the property. The Company will be the Project Operator.

w)

Nixon Fork Property, Alaska

On 12 February 2009, the Company acquired a 100% interest in the Nixon Fork Gold Mine through the purchase of Mystery Creek Resources, Inc. ("MCR"), located 56 km northeast of McGrath, Alaska for a total consideration of US$500,000. The Company paid US$100,000 upon signing the agreement dated 9 December 2008. The Company exercised the option by agreeing to pay a further US$400,000 of which US$100,000 was paid 12 February 2009, and the balance is required to be paid in three equal instalments on 1 May 2009 (paid), 1 July 2009 (paid) and 1 September 2009. The final instalment payment of US$100,000 was paid on 1 September 2009.

In June 2009, the Company granted FAU an option to acquire all of the outstanding shares of MCR. FAU paid PFN US$50,000 on signing of the agreement. FAU may exercise the option by making further payments totaling US$450,000 over a six month period, and issuing a total of US$2.5 million in FAU shares at a deemed price of $0.45 per share for a total of 6,415,000 shares. Based on FAU’s share structure, the issued shares will give an ownership interest of approximately  22% of FAU. FAU will also issue to the Company 1,000,000 share purchase warrants entitling the Company to purchase 1,000,000 shares at an exercise price of $0.50 for a period of twenty-four months from the date of closing. FAU will also refund all expenses incurred by the Company from May 1st 2009 until the finalisation of this transaction to a maximum of CDN$1,250,000.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

6.

Mineral Property Costs – Continued

x)

New Zealand Property

During a previous year, the Company was granted two exploration permits in New Zealand. The Company allowed one permit to lapse and transferred title on the other permit to Mainland Resources Ltd (a private company registered in New Zealand) while retaining a 2% NSR. Accordingly, all acquisition and exploration costs previously incurred have been written off.

7.

Property, Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	31 January 2010 Net Book Value
Automotive equipment	$86,471	$51,894	$34,577
Furniture and office equipment	237,086	164,800	72,286
	$323,557	$216,694	$106,863

	Cost	Accumulated Amortization	20 April 2009 Net Book Value
Automotive equipment	$86,471	$41,855	$44,616
Furniture and office equipment	229,489	148,889	80,600
	$315,960	$190,744	$125,216

During the nine month period ended 31 January 2010, total additions to property, plant and equipment were $7,596 (30 April 2009 - $20,932).

8.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

During the period, management fees of $145,270 (2009 - $172,660) were paid to a company controlled by a director and Chairman.

b)

During the period, consulting fees of $81,398 (2009 - $90,000) were paid to a company controlled by the former Vice President of Business Development.

c)

During the period, engineering and consulting fees of $114,750 (2009 - $118,058) were paid to the former Vice President of Exploration.

d)

During the period, engineering and consulting fees of $Nil (2009 - $106,444) were paid to a company controlled by the former Vice President of Project Development.

e)

During the period, engineering and consulting fees of $14,000 (2009 - $Nil) were paid to the new Vice President Engineering.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

8.

Related Party Transactions – Continued

f)

Effective 1 February 2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the period, $25,000 (2009 - $18,000) was paid/accrued to directors.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

Share Capital

a)

Private Placements

On 1 June 2007, the Company closed a non-brokered private placement of 584,000 flow-through units for gross proceeds of $292,000. Each unit was priced at $0.50 and consists of one common share and one-half of one non-transferable, non-flow-through share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until 1 December 2008.

On 1 June 2007, the Company closed a non-brokered private placement of 6,103,950 units for gross proceeds of $3,051,975.   Each unit was priced at $0.50 and consists of one common share and one-half of one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until 1 December 2008.

On 18 July 2007, the Company closed a non-brokered private placement of 4,161,356 units for gross proceeds of $2,912,949. Each unit is priced at $0.70 and consists of one common share and one-half of one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.90 per share exercisable until eighteen months from the closing date.

On 18 July 2007, the Company closed a non-brokered private placement of 1,500,000 flow-through units for gross proceeds of $1,200,000. Each unit is priced at $0.80 and consists of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $1.00 per share exercisable until twelve months from the closing date.

On 27 March 2008, the Company closed a non-brokered private placement of 700,000 units for gross proceeds of $350,000. Each unit is priced at $0.50 and consists of one common share and one-half of one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until twelve months from the closing date.

On 27 March 2008, the Company closed a non-brokered private placement of 6,000,000 flow-through units for gross proceeds of $3,000,000. Each unit is priced at $0.50 and consists of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant.

Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until twelve months from the closing date.

During a previous year ended 30 April 2007, the Company completed a non-brokered private placement of 4,444,444 common shares at a price of $0.45 per common share for gross proceeds of $2,000,000 with Stillwater. No finder’s fee or commission have been paid.

During a previous year ended 30 April 2007, the Company completed a non-brokered private placement of up to 2,127,660 shares at $0.47 per share. 1,889,362 flow-through common shares were issued for gross proceeds of $888,000 and 238,298 common shares were issued for gross proceeds of $112,000 to Stillwater. A finder’s fee of 61,508 shares fair valued at $28,909 was issued.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

9.

Share Capital – Continued

a)

Private Placements – Continued

On 30 December 2009, the Company closed the non-brokered private placement of 5,360,000 units at a purchase price of $0.20 per unit for gross proceeds of up to $1,072,000, of which 4,500,000 units were issued as flow-through units to the Mineral Fields Group. Each unit consisted of one common share in the capital of the Company and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company for the period of two years at a price of $0.35 in the first year and at a price of $0.45 in the second year.

In connection with this financing, the Company has paid an aggregate of $45,000 in cash and issued an aggregate of 315,000 compensation options, as finder's fees.  Each compensation option entitles the holder thereof to acquire one unit at a price of $0.20/unit for a period of 24 months.  Each unit is comprised of one common share and one-half of one warrant, with each whole warrant entitling the holder thereof to acquire an additional common share for a period of two years from the date of issue of the compensation options at a price of $0.35 during the first year of the exercise period and at a price of $0.45 during the second year of the exercise period.

b)

Other

During the previous year ended 30 April 2009, the Company issued 50,000 common shares valued at $4,500 for the acquisition of the mineral property interests.

During the previous year ended 30 April 2009, the Company issued 50,000 common shares valued at $5,000 for the acquisition of the mineral property interests.

During a previous year ended 30 April 2008, the Company issued 220,000 common shares valued at $110,150 for the acquisition of the mineral property interests.

During a previous year ended 30 April 2008, the Company issued 210,000 common shares valued at $105,000 and 300,000 agent compensation warrants for agent services rendered. Each warrant entitles the holder to purchase one additional common share at a price of $0.60 per share exercisable until 31 March 2009.

During the period, 50,000 shares at a price of $0.09 per share were issued for the acquisition of the BC Rock & Roll project and 25,000 shares at a price of $0.11 per share were issued for the acquisition of Destiny Gold project.

c)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes. The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration. The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.

d)

Exercise of Warrants and Options

i)

During the period, no warrants were exercised.

ii)

During the period, no options were exercised.

e)

Performance Shares

A total of 2,697,990 performance shares are reserved for issue.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

9.

Share Capital – Continued

e)

Performance Shares – Continued

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.

Shares	Grant Date
50,000	15 January 2004	(issued)
50,000	30 June 2004	(issued)
50,000	31 October 2004	(issued)
50,000	28 February 2005	(allotted as at 30 April 2005 ) (issued June 2005)
50,000	1 July 2005	(issued)
50,000	1 December 2005	(issued)
300,000

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the Company.

Shares	Grant Date
25,000	24 May 2005	(issued)
25,000	24 November 2005	(issued)
50,000	28 August 2006	(issued)
50,000	28 February 2007	(cancelled December 2006)
75,000	28 August 2007	(cancelled December 2006)
75,000	28 February 2008	(cancelled December 2006)
300,000

During a previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Project Development to the Company.

Shares	Grant Date
25,000	16 October 2007	(issued)
25,000	16 January 2008	(issued)
25,000	16 April 2008	(allotted as at 30 April 2008) (issued August 2008*)
25,000	16 July 2008	(issued**)
25,000	16 October 2008	(issued***)
25,000	16 January 2009	(issued***)
25,000	16 April 2009	(cancelled March 2009)
25,000	16 July 2009	(cancelled March 2009)
25,000	16 October 2009	(cancelled March 2009)
25,000	16 January 2010	(cancelled March 2009)
25,000	16 April 2010	(cancelled March 2009)
25,000	16 July 2010	(cancelled March 2009)
300,000

*

25,000 performance shares were issued at $0.01 per share for total proceeds of $250.  The fair market value of the performance shares at the date of the issuance was $6,750.  The difference between the issue price and the fair market value ($6,500) was recorded in the accounts as stock-based compensation. The offsetting entry is to share capital.

**

25,000 performance shares were issued at $0.01 per share for total proceeds of $250. The fair market value of the performance shares at the date of the issuance was $6,750. The difference between the issue price and the fair market value ($6,500) was recorded in the accounts as stock-based compensation. The offsetting entry is to share capital.

***

50,000 performance shares were issued at $0.01 per share for total proceeds of $500.  The fair market value of the performance shares at the date of the issuance was $4,500.  The difference between the issue price and the fair market value ($4,000) was recorded in the accounts as stock-based compensation. The offsetting entry is to share capital.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

9.

Share Capital – Continued

e)

Performance Shares – Continued

During the previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Business Development to the Company.

Shares	Grant Date
50,000	12 May 2009	(issued *)
50,000	12 November 2009	(issued *)
50,000	12 May 2010	(cancelled Dec 2009)
50,000	12 November 2010	(cancelled Dec 2009)
50,000	12 May 2011	(cancelled Dec 2009)
50,000	12 November 2011	(cancelled Dec 2009)
300,000

*

100,000 performance shares were issued at $0.01 per share for total proceeds of $1,000. The fair market value of the performance shares at the date of the issuance was $14,000. The difference between the issue price and the fair market value ($13,000) was recorded in the accounts as stock-based compensation. The offsetting entry is to share capital.

During the previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Exploration to the Company.

Shares	Grant Date
50,000	12 May 2009	(issued *)
50,000	12 November 2009	(issued *)
50,000	12 May 2010	(cancelled Dec 2009)
50,000	12 November 2010	(cancelled Dec 2009)
50,000	12 May 2011	(cancelled Dec 2009)
50,000	12 November 2011	(cancelled Dec 2009)
300,000

*

100,000 performance shares were issued at $0.01 per share for total proceeds of $1,000.  The fair market value of the performance shares at the date of the issuance was $13,000.  The difference between the issue price and the fair market value ($12,000) was recorded in the accounts as stock-based compensation. The offsetting entry is to share capital.

During the period, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new Vice-President of Engineering to the Company.  These shares are available for issuance as follows:

Shares	Grant Date
50,000	04 January 2010	(allotted as at 31 Jan 2010*)
50,000	04 June 2010
50,000	04 December 2010
50,000	04 June 2011
50,000	04 December 2011
50,000	04 June 2012
300,000

*

50,000 performance shares were reserved for issuance at $0.01 per share during the period. The fair market value of the performance shares at the date of allotment/accrual was $7,750 and was recorded in the accounts as stock-based compensation. The offsetting entry is to contributed surplus.

f)

Share Purchase Options

 A summary of the Company’s options at 31 January 2010 and the changes for the period are as follows:

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

9.

Share Capital – Continued

f)

Share Purchase Options – Continued

Number outstanding 30 April 2009	Granted	Exercised	Expired	Cancelled	Number outstanding 31 January 2010	Exercise price per share	Expiry date
1,260,000	-	-	517,000	-	743,000	$0.70	5 November 2014
412,000		-	-	-	412,000	$0.83	28 February 2010
355,000	-	-	-	-	355,000	$0.60	3 May 2010
100,000	-	-	-	-	100,000	$0.40	3 February 2011
82,500	-	-	-	-	82,500	$0.40	19 April 2011
50,000	-	-	-	-	50,000	$0.50	8 May 2011
20,000	-	-	-	-	20,000	$0.50	19 May 2011
150,000	-	-	-	-	150,000	$0.25	14 February 2017
720,000	-	-	30,000	-	690,000	$0.25	18 May 2017
280,000	-	-	-	50,000	230,000	$0.50	11 October 2017
130,000	-	-	-	-	130,00	$0.50	29 October 2012
85,000	-	-	-	85,000	-	$0.50	14 November 2012
1,040,000	-	-	-	50,000	990,000	$0.60	22 February 2013
100,000	-	-	-	-	100,000	$0.50	11 June 2013
600,000	-	-	-	600,000	-	$0.50	13 / 15 August 2013
1,325,000	-	-	-	255,000	1,070,000	$0.25	22 April 2014
-	125,000	-	-	-	125,000	$0.25	15 July 2014
-	150,000	-	-	-	150,000	$0.25	04 January 2015
-	150,000	-	-	-	150,000	$0.40	04 January 2015
6,709,500	425,000	-	547,000	1,040,000	5,547,500

During the period ended 31 January 2010, the Company recognized the following costs with respect to options granted during the period:

Grant date	Granted	Exercise price	Fair Value	31 January 2010 Vested Amount
15 July 2009	125,000	$ 0.25	$ 9,439	$ 2,360
04 January 2010	150,000	$ 0.25	23,297	7,766
04 January 2010	150,000	$ 0.40	21,824	-
	425,000		$ 54,560	$ 10,126

The total estimated fair value of the 425,000 options is $54,560.  Since the options were granted under a graded vesting schedule, $10,126 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the period. The offsetting entry is to contributed surplus.

During prior years, the Company granted the following options and recognized the 2009 vested amount as follows:

Grant Date	Granted	Exercise Price	Fair Value	31 January 2010 Vested Amount
18 May 2007	1,500,000	$ 0.55	$ 292,572	$ 36,570
27 June 2007	50,000	$ 0.72	23,159	5,790
13 August 2007	100,000	$ 0.70	33,932	3,394
11 October 2007	280,000	$ 0.50	78,476	19,620
29 October 2007	130,000	$ 0.50	36,205	9,052
14 November 2007	85,000	$ 0.50	22,876	5,720
22 February 2008	1,200,000	$ 0.60	459,396	-
11 June 2008	100,000	$ 0.50	18,483	6,930
13 August 2008	300,000	$ 0.50	43,359	16,262

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

9.

Share Capital – Continued

f)

Share Purchase Options – Continued

Grant Date	Granted	Exercise Price	Fair Value	31 January 2010 Vested Amount
15 August 2008	300,000	$ 0.50	28,491	7,122
22 April 2009	1,325,000	$ 0.50	86,072	86,072
	5,370,000		$ 1,123,021	$ 196,532

The total estimated fair value of the 5,370,000 options is $1,123,021.  Since the options were granted under a graded vesting schedule, $196,532 of the total fair value has been recorded in the Company accounts as stock-based compensation expenses during the period. The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	31 January 2010	31 January 2009	30 April 2009
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	100.28%	82.56%	92.55%
Risk-free interest rate	3.15%	3.78%	2.36%
Expected life of options	5.0 years	5.0 years	5.0 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially  affect the  fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

g)

Share Purchase Warrants

As at 31 January 2010, the following share purchase warrants were outstanding:

Warrants	Exercise Price	Expiry Date
2,680,000	$0.35 – Year 1 $0.45 – Year 2	30 December 2011
315,000	$0.20	30 December 2011
157,500	$0.25 – Year 1 $0.45 – Year 2	30 December 2011
3,152,500

During the period, 3,152,500 common share purchase warrants having a fair value of $1,566,221 were issued relating to private placements.

During the previous year ended 30 April 2009, the following share purchase warrants expired:

Warrants	Exercise Price	Expiry Date
750,000	$1.00	18 July 2008
3,343,975	$0.60	1 December 2008
2,080,678	$0.90	18 January 2009
3,000,000	$0.60	31 March 2009
300,000	$0.60	31 March 2009
350,000	$0.60	31 March 2009
9,824,653

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

9.

Share Capital – Continued

g)

Share Purchase Warrants – Continued

During a previous year, 9,824,653 common share purchase warrants having a fair value of $1,566,221 were issued relating to private placements.

The relative pro rata allocation of the fair value of the stock purchase warrants included in unit offerings is estimated on the date of issuance of the unit using the Black-Scholes option-pricing model with the following weighted average assumptions:

	31,January 2010
Average risk-free interest rate	2.45%	-	-
Expected dividend yield	-	-	-
Expected stock price volatility	146.61%	-	-
Average expected warrant life	2 years	-	-

Pricing models require the input of highly subjective assumptions including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock purchase warrants.

10.

Commitments

a)

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a company controlled by a director and Chairman. Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits. The Chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place. This agreement is automatically renewable for two-year periods. The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years’ compensation.

By amended agreement effective 1 December 2008, the Company amended the 1 December 2005 agreement. The compensation under the original agreement was amended from $7,350 per month to $14,104 per month. The 5% increase under the original agreement was waived until 1 December 2009.  All terms of the original agreement remained the same.

b)

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company (Note 6).

c)

The Company must incur mineral property operating expenditures equal to the proceeds of all flow-through shares issued by the Company. These mineral property operating expenditures must be incurred within a period of two years from the date of issue of the flow-through shares (Note 4).

d)

By agreement dated 1 December 2006, the Company entered into a five-year lease for office premises with the following lease payments to the expiration of the lease on 30 November 2011:

2009	88,963
2010	175,968
2011 (expiry in November 2011)	102,648
Total	$367,579

In November 2008 the Company entered into an agreement with the former co-signor of the lease whereby the Company assumed their remaining lease obligation and received a lump sum amount of $126,845 which will be then applied to the end of the term.

Pacific North West Capital Corp. (An Exploration Stage Company) Notes to Consolidated Financial Statements 31 January 2010 and 2009 (Unaudited) Canadian Funds

11.

Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus, accumulated other comprehensive loss and deficit. The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

12.

Discontinued Operation

On 29 June 2009, the Company entered into an option agreement with Fire River Gold Corp. (FAU) to sell all of the outstanding common shares of its wholly-owned subsidiary Mystery Creek Resources, Inc. (MCR) which owns the Nixon Fork Gold Mine Project in Alaska.  Fire River Gold paid PFN US$50,000 on signing of the agreement. FAU may exercise the option by making further payments totalling US$450,000 over a six month period, and issuing a total of US$2.5 million in FAU shares at a deemed price of $0.45 per share for a total of 6,415,000 shares. Based on FAU’s share structure, the issued shares will give an ownership interest of approximately 22% of FAU. FAU will also issue PFN 1,000,000 share purchase warrants entitling PFN to purchase 1,000,000 shares at an exercise price of $0.50 for a period of twenty four months from the date of closing. FAU will also refund all expenses incurred by PFN from May 1st 2009 until the finalisation of this transaction to a maximum of CDN$1,250,000.

The summarized statements of operations for the discontinued operation are as follows:

	3 Months Ended 31 January 2010	9 Months Ended 31 January 2010
Revenue	$-	$-
Operating and expenses
Foreign exchange	-	132,817
Bank charges	-	(310)
Legal	-	(5,417)
Net income	-	127,090

Gain on disposal	-	2,448,161

Discontinued operation	$-	$2,575,251

13. Subsequent events

There are no subsequent events to be reported from the period ended January 31, 2010 to the date of this report.